Exhibit 99.1

ASX ANNOUNCEMENT

12 February 2014

Patent Re-Examination Certificate Issued

Patent Claims Reaffirmed by USPTO

Melbourne, Australia; 12 February 2014: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce that it has received a further ExParte Re-Examination Certificate from the United States Patent and Trademark Office (“USPTO”), this one dated 10 February 2014 (the “Certificate”).  The Certificate follows the third request for ex parte re-examination of claims 1-15, 17,18, 26-29 and 32 of the Company’s U.S. Patent No. 5,612,179 (the ‘179 patent) by Merial L.L.C. of Duluth, Georgia, as announced by the Company on 30 September 2013.

In the Certificate, the USPTO confirms the patentability of claims 1-15, 17,18, 26-29 and 32 and no amendments have been made to the ‘179 patent.

“The successful resolution of this, the fourth re-examination of one of our key patents, and the third request submitted by Merial L.L.C., once again reinforces the strength of the Company’s non-coding patent portfolio”, said GTG Acting Chief  Executive Officer, Mr. Tom Howitt.  “With the removal of what some potential licensees have apparently used as a reason to delay settlement discussions, we trust that good faith negotiations will now resume in earnest”, Mr. Howitt said.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson

VP, Global Licensing and Intellectual Property

Genetic Technologies Limited

Phone: +61 3 9553 8603

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.